4/25/2015

SEC Office of the Whistleblower
100 F Street NE
Mail Stop 5553
Washington, DC 20549

To Whom It May Concern,

As I explained to one of your representatives, my name is Marcus Hudson, a former executive at Tecumseh Products Company. In addition to being a former employee, I currently own 55,000 shares of Tecumseh Products Company (NASDAQ: TECU). I am writing to report trading activity by directors of Tecumseh Products Company that, owing to fiduciary duty imposed on the traders in question and, based on the facts as I understand them, may be in violation of §10-b of the Securities Exchange Act of 1934 (15 U.S.C. §78j-b) and SEC Rule 10b-5. Specifically, from September 2014 through November of 2014, I was one of a number of consultants employed by███████████████████(herein referred to as "████") to provide guidance on a potential acquisition of Tecumseh Products. During the week of November 14th (I cannot say which day during that week),████submitted a written proposal to Tecumseh Products' CEO, Harold Karp, and its Board of Directors to takeover Tecumseh Products for $5.10 a share. At the time,████proposal represented a 45% premium to the opening price on 11/10 and a 40% premium to the 90 day average.

Though Tecumseh's board and CEO received the official letter during the week of the 14th, an electronic version of the proposal was submitted during the weekend of November 9th and 10th; I have included with this writing copies of text messages and e-mails confirming transmission to Tecumseh's CEO and directors. Further, Mr. Karp, along with Mrs. Janice Stipp, CFO of Tecumseh Products, and Mr. Igor Popov, CRO of Tecumseh Products, met with representatives of████during the week of November 7th, during which members of████intimated their interest in purchasing Tecumseh Products. After this notion was introduced, Mr. Karp suggested that████"…could just tender the shares". I can confirm that the contents of this meeting were discussed among the entire Tecumseh Products executive management team and would find it incredible if the contents were not discussed with Tecumseh's Board of Directors prior to November 11, 2014.

On November 11, 2014, Mitch Quain, a sitting member of Tecumseh's Board, purchased 25,000 shares at a $3.32 per share average (53% discount to the proposal) while Harold Karp, CEO of Tecumseh and a sitting member of the Board, purchased 5,000 shares on November 14, 2014 at an average price of about $3.29 (55% discount to the proposal). As a shareholder, this offends me – the proposal in place appears to be material nonpublic information that would have supported the stock price and was not disclosed to shareholders. Though the Board has no immediate duty to disclose this information, trading while in possession of this bid puts the referenced directors at a distinct advantage vis-à-vis Tecumseh's shareholder (given that they can use the proposal as a backstop against losses), to whom they owe a fiduciary duty. ████is a well-known, well-funded private equity firm who has funded Tecumseh in the past and was in talks to purchase the Company in the 2012-2013 timeframe. It should be noted that Mrs. Stipp was involved in the initial acquisition talks between Tecumseh Products and ████ Any reasonable investor would suggest that release of this information would have drastically increased the stock price and likely would have influenced shareholder behavior. I find it incredible that Tecumseh's Board and the referenced directors could conclude that the proposal was not substantive and that such proposal does not constitute material inside information. On 12/19/2014, I notified



Terence Seikel, a sitting director on Tecumseh's Board and chairman of the audit committee as to my concerns surrounding the potential offense. Mr. Seikel forwarded my message to the other Board members and the CEO, Harold Karp, who replied to me as follows:

"Terry Seikel has forwarded to me your December 19 email with respect to "Concerns with Tecumseh". While we always appreciate the thoughts and comments of our shareholders, there are a number of legal and factual inaccuracies in your email." A copy of the full e-mail is included as an attachment to this letter.

At the time of his trade, Mr. Karp (or any Tecumseh Products director) was not aware of my involvement in the proposal and, as is obvious in his response, provided no detail to assuage my concern or refute my claim. I have since contacted Tecumseh's Board, via communication with Mr. Seikel, on two other occasions and have yet to receive a response to my concerns (in fact, inexplicably they issued more options to executives at favorable share prices); this leads me to the conclusion that there is no valid response. I would also add that, per Morningstar and EDGAR data, prior to Mr. Quain's purchase on November 11th, no Tecumseh director or officer had purchased open market Tecumseh Products stock for at least 3 years and not one share has been purchased by a director since. I find this coincidence stunning and have included a graphic below to illustrate the point.

Weekly Insider Transactions TECU
Top Insider Trades (All Firms) >>
View
2 Year
Buy
All Positions
Buy
Acquisition (Non-open Mkt)
Option Exercise
Sell
Disposition (Non-open Mkt)
Shares
16,500
0
-16,500
Jul
Oct
2014
Apr
Jul
Oct
2015
Apr

I would also add that after 16 months, the Company still has no viable restructuring plan; in fact it announced a delay in the release of a plan on April 17th, 2015. Thus any suggestion that the purchases were in light of the Company's current restructuring efforts appear to be ill-founded. Frankly speaking, all the legalese and information minutia aside, purchases of shares after contact by a well-known, well-funded private equity fund simply fails the smell test.

I am asking that the SEC get involved in a review of this matter and, to the extent that the Commission finds trading violations and / or complicity in trading violations by virtue of an unwillingness to act, impose all applicable sanctions, both severally and jointly, to Tecumseh Products Company Board of Directors under 15 U.S.C. §78u-1 and any other prevailing laws. Though Tecumseh is a relatively small Company, conduct like this, if true, speaks to the integrity of a board and the capital markets. If necessary, I can be contacted for further information at (734)386-6513.

Cheers,

Marcus D. Hudson